Exhibit 99.1

Pembina Pipeline Corporation Announces Closing of $225 Million Preferred Share Offering

/NOT FOR DISTRIBUTION TO U.S. NEWSWIRE SERVICES OR FOR DISSEMINATION IN THE UNITED STATES./

CALGARY, April 10, 2015 /CNW/ - Pembina Pipeline Corporation ("Pembina" or "the Company") (TSX: PPL; NYSE: PBA) is pleased to announce that it has closed its previously announced public offering of cumulative redeemable rate reset class A preferred shares, Series 9 (the "Series 9 Preferred Shares") for aggregate gross proceeds of $225 million (the "Offering").

The Offering was announced on March 31, 2015 when Pembina entered into an agreement with a syndicate of underwriters co-led by Scotiabank and RBC Capital Markets. A total of 9,000,000 Series 9 Preferred Shares, which includes 1,000,000 Series 9 Preferred Shares issued pursuant to the partial exercise of the underwriters' option, were sold under the Offering.

Proceeds from the Offering will be used to reduce indebtedness under the Company's credit facilities, which indebtedness was incurred in connection with Pembina's 2015 capital expenditure program.

The Series 9 Preferred Shares will begin trading on the Toronto Stock Exchange today under the symbol PPL.PR.I.

Dividends on the Series 9 Preferred Shares are expected to be $0.2969 quarterly, or $1.1875 per share on an annualized basis, payable on the 1st day of March, June, September and December, as and when declared by the Board of Directors of Pembina, for the initial fixed rate period to but excluding December 1, 2020. The first dividend, if declared, will be payable September 1, 2015, in the amount of $0.4685 per share.

All of Pembina's dividends are designated "eligible dividends" for Canadian income tax purposes.

This news release does not constitute an offer to sell or a solicitation of an offer to buy any of the securities in the United States. The securities have not been and will not be registered under the United States Securities Act of 1933, as amended (the "U.S. Securities Act") or any state securities laws and may not be offered or sold within the United States unless registered under the U.S. Securities Act and applicable state securities laws or an exemption from such registration is available.

About Pembina

Calgary-based Pembina Pipeline Corporation is a leading transportation and midstream service provider that has been serving North America's energy industry for over 60 years. Pembina owns and operates pipelines that transport various hydrocarbon liquids including conventional and synthetic crude oil, heavy oil and oil sands products, condensate (diluent) and natural gas liquids produced in western Canada and ethane produced in North Dakota. The Company also owns and operates gas gathering and processing facilities and an oil and natural gas liquids infrastructure and logistics business. With facilities strategically located in western Canada and in natural gas liquids markets in eastern Canada and the U.S., Pembina also offers a full spectrum of midstream and marketing services that spans across its operations. Pembina's integrated assets and commercial operations enable it to offer services needed by the energy sector along the hydrocarbon value chain.

Forward-Looking Statements & Information

This document contains certain forward-looking statements and information (collectively, "forward-looking statements") that are based on Pembina's current expectations, estimates, projections and assumptions in light of its experience and its perception of historical trends.  In some cases, forward-looking statements can be identified by terminology such as "plans", "expects", "proposes", "projects", "will", "estimates", "anticipates", "develop", "could" and similar expressions suggesting future events or future performance.

In particular, this news release contains forward-looking statements relating to the planned use of proceeds from the Offering and the timing and amount of dividend payments.  These forward-looking statements are being made by Pembina based on certain assumptions that Pembina has made in respect thereof as at the date of this document, including: that favourable growth parameters continue to exist in respect of current and future growth projects (including the ability to finance such projects on favourable terms); and that Pembina's businesses will continue to achieve sustainable financial results.  These forward-looking statements are not guarantees of future performance and are subject to a number of known and unknown risks and uncertainties, including, but not limited to: non-performance of agreements in accordance with their terms; the impact of competitive entities and pricing; reliance on key industry partners, alliances and agreements; the strength and operations of the oil and natural gas production industry and related commodity prices; the continuation or completion of third-party projects; regulatory environment and inability to obtain required regulatory approvals; tax laws and treatment; fluctuations in operating results; the ability of Pembina to raise sufficient capital to complete future projects and satisfy future commitments; construction delays; labour and material shortages; and certain other risks detailed from time to time in Pembina's public disclosure documents including, among other things, those detailed under the heading "Risk Factors" in Pembina's management's discussion and analysis and annual information form for the year ended December 31, 2014, which can be found at www.sedar.com.  There can be no assurance that dividends will be paid. The declaration and payment of any dividend by Pembina is at the discretion of the Company's Board of Directors and will depend on numerous factors, including compliance with applicable laws and the financial performance, debt, obligations, working capital requirements and future capital requirements of Pembina and its subsidiaries. The intended use of the net proceeds of the offering by Pembina may change if the board of directors of Pembina determines that it would be in the best interests of Pembina to deploy the proceeds for some other purpose.

Accordingly, readers are cautioned that events or circumstances could cause results to differ materially from those predicted, forecasted or projected.  Such forward-looking statements are expressly qualified by the above statements.  Pembina does not undertake any obligation to publicly update or revise any forward-looking statements or information contained herein, except as required by applicable laws.

Pembina Pipeline® is a registered trademark of Pembina Pipeline Corporation.

SOURCE Pembina Pipeline Corporation

%CIK: 0001546066

For further information: Investor Inquiries: Scott Burrows, Vice President, Finance and CFO, (403) 231-3156, 1-855-880-7404, e-mail: investor-relations@pembina.com; Media Inquiries: Tanis Fiss, Supervisor, External Communications, (403) 817-7131, e-mail: media@pembina.com

CO: Pembina Pipeline Corporation

CNW 09:01e 10-APR-15